CUSIP No: G6359F137

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. )*

Nabors Industries Ltd.

(Name of Issuer)

Common shares, $.05 par value per share

(Title of Class of Securities)

G6359F137

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: G6359F137

(1)	Names of Reporting Persons G1 Execution Services, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 493 (1)

	(6)	Shared Voting Power 487,117 (1)

	(7)	Sole Dispositive Power 493 (1)

	(8)	Shared Dispositive Power 487,117 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 487,117 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) BD, OO

(1) G1 Execution Services, LLC, SIG North Trading, ULC and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: G6359F137

(1)	Names of Reporting Persons SIG North Trading, ULC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 137 (1)

	(6)	Shared Voting Power 487,117 (1)

	(7)	Sole Dispositive Power 137 (1)

	(8)	Shared Dispositive Power 487,117 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 487,117 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) FI, OO

(1) G1 Execution Services, LLC, SIG North Trading, ULC and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: G6359F137

(1)	Names of Reporting Persons Susquehanna Fundamental Investments, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 13,629 (1)

	(6)	Shared Voting Power 487,117 (1)

	(7)	Sole Dispositive Power 13,629 (1)

	(8)	Shared Dispositive Power 487,117 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 487,117 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) OO

(1) G1 Execution Services, LLC, SIG North Trading, ULC and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: G6359F137

(1)	Names of Reporting Persons Susquehanna Portfolio Strategies, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 19,467 (1)

	(6)	Shared Voting Power 487,117 (1)

	(7)	Sole Dispositive Power 19,467 (1)

	(8)	Shared Dispositive Power 487,117 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 487,117 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) OO

(1) G1 Execution Services, LLC, SIG North Trading, ULC and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: G6359F137

(1)	Names of Reporting Persons Susquehanna Securities, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 453,391 (1)

	(6)	Shared Voting Power 487,117 (1)

	(7)	Sole Dispositive Power 453,391 (1)

	(8)	Shared Dispositive Power 487,117 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 487,117 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) BD, OO

(1) G1 Execution Services, LLC, SIG North Trading, ULC and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Susquehanna Fundamental Investments, LLC and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: G6359F137

Item 1.
	(a)	Name of Issuer Nabors Industries Ltd. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices Crown House Second Floor 4 Par-la-Ville Road Hamilton, HM08 Bermuda

Item 2(a).

Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons” with respect to the shares of Common shares, $.05 par value per share, of the Company (the “Shares”).

  (i)     G1 Execution Services, LLC

 (ii)     SIG North Trading, ULC

(iii)     Susquehanna Fundamental Investments, LLC

(iv)     Susquehanna Portfolio Strategies, LLC

 (v)     Susquehanna Securities, LLC

Item 2(b).

Address of Principal Business Office or, if none, Residence

The address of the principal business office of G1 Execution Services, LLC is:

175 W. Jackson Blvd.

Suite 1700

Chicago, IL 60604

The address of the principal business office of each of SIG North Trading, ULC, Susquehanna Fundamental Investments, LLC, Susquehanna Portfolio Strategies, LLC and Susquehanna Securities, LLC is:

401 E. City Avenue

Suite 220

Bala Cynwyd, PA 19004

Item 2(c).		Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).		Title of Class of Securities Common shares, $.05 par value per share

Item 2(e)		CUSIP Number G6359F137

CUSIP No: G6359F137

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by G1 Execution Services, LLC consists of 493 Shares issuable upon the exercise of warrants to purchase Shares. The number of Shares reported as beneficially owned by Susquehanna Securities includes options to buy 430,700 Shares and 4,075 Shares issuable upon the exercise of warrants to purchase Shares.

The Company’s Quarterly Report on Form 10-Q, filed on July 26, 2024, indicates that there were 9,548,615 Shares outstanding as of July 24, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

CUSIP No: G6359F137

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No: G6359F137

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 14, 2024

G1 EXECUTION SERVICES, LLC		SIG NORTH TRADING, ULC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Secretary	Title:	Secretary

SUSQUEHANNA FUNDAMENTAL INVESTMENTS, LLC		SUSQUEHANNA PORTFOLIO STRATEGIES, LLC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	Assistant Secretary

SUSQUEHANNA SECURITIES, LLC

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Secretary

CUSIP No: G6359F137

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
I	Joint Filing Agreement

CUSIP No: G6359F137

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common shares of Nabors Industries Ltd., $.05 par value per share, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 14, 2024

G1 EXECUTION SERVICES, LLC		SIG NORTH TRADING, ULC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Secretary	Title:	Secretary

SUSQUEHANNA FUNDAMENTAL INVESTMENTS, LLC		SUSQUEHANNA PORTFOLIO STRATEGIES, LLC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	Assistant Secretary

SUSQUEHANNA SECURITIES, LLC

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Secretary